Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

October 17, 2014

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on October 17, 2014 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer, effective November 15, 2014.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

 October 28, 2014

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES APPOINTMENT OF MR. RENAUD ADAMS TO THE POSITION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

MONTREAL, Quebec, Canada, October 17, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is very pleased to announce the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014.

Mr. Adams has 20 years of mining experience, and most recently served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, Mr. Adams served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.

Mr. Greg Chamandy, Executive Chairman of Richmont’s Board of Directors commented on the appointment: “We are very pleased to have been able to attract a high-caliber individual like Mr. Adams to our team as President and CEO. His experience in the gold sector will be of tremendous benefit to Richmont, and will enhance the development of our high-grade gold resource below our Island Gold Mine in Ontario, which is currently a 1.1 million ounce inferred resource. I would like to extend my sincere thanks to our Director, Ms. Elaine Ellingham, for her dedication during her time as Interim President and CEO, and greatly appreciate that she will be assisting Mr. Adams during the transition.”

Elaine Ellingham, Interim President and CEO said: “The appointment of Mr. Adams adds valuable insight and leadership experience to our management team. His extensive mining experience and technical background will complement our existing technical team and will play a vital and instrumental role in driving the future value of our new resource at Island Gold. I am looking forward to assisting Mr. Adams as he transitions into his new role, and look forward to working with him in my continuing role as a member of Richmont’s Board of Directors.”

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:
Jennifer Aitken, Investor Relations	Elaine Ellingham, Interim President & CEO
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 514 397-1410 ext. 105
E-mail: jaitken@richmont-mines.com	E-mail: eellingham@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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